FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [✓]                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                        No [✓]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

FORWARD-LOOKING STATEMENTS
ITEM 1 — REGULATORY FILING
SIGNATURES

DRAX HOLDINGS LIMITED

Index

Item

1	Regulatory Filing with the Luxembourg Stock Exchange dated December 1, 2003.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review “Key Information—Risk Factors” and “ Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2003, as amended on Form 20-F/A as filed with the SEC on November 17, 2003, which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax Power Station as a fully-merchant plant;

•	that since December 12, 2002, we are operating under standstill arrangements with, inter alia, certain of our senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of tax laws in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

ITEM 1

REGULATORY FILING

Regulatory filing

Drax Holdings Limited

Drax restructuring proceeds on its original terms and timetable

(Luxembourg — 1 December 2003) It was announced on 28 November 2003 that Drax Holdings Limited (“Drax” or the “Company”) and International Power plc (“IPR”) were in discussions following a revised offer made by IPR. The revised offer from IPR was to increase the discount price for the A-2 debt from 71% to 95% of face value, as part of the cash out offer made available in connection with the schemes of arrangement posted to senior creditors of Drax on 17 November 2003 (the “Schemes”). IPR's total funding commitment in respect of the A-2, A-3 and B debt amounts remained at £130 million, which for IPR would have represented a maximum holding of 24% in Drax.

The Directors of Drax have noted that accommodation of the revised offer would have required amendments to the Schemes.

The Directors believe that their overriding objective should be to make every effort to ensure that the restructuring set out in the Schemes already posted to senior creditors is completed prior to the end of December 2003, when the existing long-term standstill agreement between the Company and its senior creditors is due to expire. Over 80% by value of the senior creditors have given irrevocable undertakings to vote in favour of the Schemes as set out in the documents posted to creditors.

Having taken legal advice and having consulted with the bank steering committee and a number of senior bondholders, the Directors are concerned that any changes to the Schemes at this stage could adversely affect the deliverability, and the timing of completion, of the restructuring.

Against this background and in light of all the circumstances, and after careful consideration, the Board of Directors of Drax has concluded that it is not in the interests of the Company and its creditors as a whole to amend the Schemes to incorporate IPR’s revised offer. Accordingly, the Schemes remain unaltered.

As an alternative, and with a view to enabling senior creditors to take IPR’s revised price in the open market without requiring any amendments to the Schemes, the Directors proposed to IPR that they would recommend to the committees of the senior creditors that IPR should (subject to certain limited conditions) be released from its undertaking not to acquire securities of Drax in the market prior to completion of the restructuring.

IPR has confirmed that it remains committed to its existing offer. The Directors of Drax continue to believe that the restructuring is in the interests of the Company and its creditors as a whole and accordingly recommend that creditors support the restructuring. The Directors do not express an opinion as to whether senior creditors should elect for either the A cash election or the B cash election.

Senior bondholders who do not wish to be cashed out for their A2 debt, A3 debt or B debt must ensure that they return a duly completed positive election for either loans or notes prior to 5:00 pm (London time) on 8 December 2003. Anyone wishing to elect for cash in whole or in part should also ensure that he returns a duly completed positive election for the cash election prior to 5:00 pm (London time) on 8 December 2003.

It is expected that the Schemes will become effective on 22 December 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DRAX HOLDINGS LIMITED

Date: December 1, 2003	By: /s/ Gordon Horsfield

Director

Date: December 1, 2003	By: /s/ Gerald Wingrove

Director